SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -----------

                                   FORM 8-A/A

                                 Amendment No. 2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          BROOKS FIBER PROPERTIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
--------------------------------------------------------------------------------
                    (State of Incorporation or Organization)

                                   43-1656187
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)


425 Woods Mill Road South, Suite 300, Town & Country, Missouri           63017
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(Address of Principal Executive Offices)                              (Zip Code)


     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                             Name of Each Exchange on Which
to be so Registered                             Each Class is to be Registered
-------------------                             ------------------------------
      None                                                  None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                                (Title of class)

                         Preferred Stock Purchase Rights
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                                (Title of class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Registrant is incorporated under the laws of the State of Delaware. Accordingly, the rights of holders of the Registrant's Common Stock, par value $.01 per share (the "Common Stock"), Preferred Stock, warrants and options are governed by the General Corporation Law of the State of Delaware (the "DGCL") and by the Registrant's Second Restated Certificate of Incorporation and By-Laws. The following summary of such rights is qualified in its entirety by reference to the DGCL and to the Second Restated Certificate of Incorporation and By-laws of the Registrant.

Authorized Stock

     The Registrant is authorized to issue 150,000,000 shares of Common Stock and 1,040,012 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). Of the Preferred Stock, 50,000 shares are designated Series A Junior Participating Preferred Stock, and the remainder of the Preferred Stock has the status of authorized and unissued shares of Preferred Stock subject to issuance from time to time as new series of Preferred Stock created by resolution of the Board of Directors. The shares of Series A Junior Participating Preferred Stock are issuable upon exercise of the Preferred Stock Purchase Rights issued under the Registrant's Stockholders Protection Rights Plan (see "--Preferred Stock Purchase Rights" below.)

Redemption

     There are no redemption or sinking fund provisions applicable to the Common Stock.

Liquidation

     Upon liquidation, dissolution or winding up of the Registrant, the holders of Common Stock are entitled to receive pro rata the assets of the Registrant which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any Preferred Stock then outstanding.

No Cumulative Voting

     There is no cumulative voting. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors will be able to elect all of the directors then standing for election, subject to any rights of the holders of any outstanding Preferred Stock.

Dividend Policy

     The Registrant has never declared or paid cash dividends on its capital stock. The Registrant currently intends to retain all future earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

Stockholder Action Without a Meeting and Power to Call Special Meetings

     Under the DGCL, any corporate action which may be taken at any annual or special meeting of stockholders may be taken without a meeting by the written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting if a meeting were held to approve such action. The DGCL further provides that prompt notice of any action taken without a meeting must be given to all stockholders who have not consented. The Registrant's By-laws provide that special meetings of the Registrant's stockholders may be called by any two members of the Board of Directors or by the Chairman of the Board.

Board of Directors

     The number of directors which constitutes the entire Board of Directors of the Registrant is twelve (12). The Registrant's Second Restated Certificate of Incorporation provides for three classes of directors having staggered terms of office with each director elected to serve a three year term.

Limitation on Personal Liability of Directors

     Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to a corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. The Registrant believes that such a provision is beneficial in attracting and retaining qualified directors, and, accordingly, the Registrant's Second Restated Certificate of Incorporation includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except: (1) for any breach of loyalty to the Registrant or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for any transaction from which the director derives an improper personal benefit; and (4) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL. Thus, pursuant to Delaware law, directors of the Registrant are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action is taken in the best interests of the Registrant) or for claims arising under the federal securities laws. The foregoing provisions of the Registrant's Second Restated Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Registrant and its stockholders. Further, the Registrant's Second Restated Certificate of Incorporation contains provisions for the indemnification of and advancing of expenses to directors and officers to the full extent permitted by law. The Registrant has insurance with a policy limit of $10 million for the benefit of its officers and directors insuring such persons against certain liabilities, including certain liabilities under the securities laws.

Vote Required for Amendments

     The Registrant's Second Restated Certificate of Incorporation requires the affirmative vote of the holders of record of outstanding shares representing at least 66-2/3% of all the outstanding capital stock of the Registrant entitled to vote generally in the election of directors to amend, alter, change or repeal, or adopt any provision or provisions inconsistent with, Article Fourth of the Second Restated Certificate of Incorporation, which sets forth the authorized capital stock of the Registrant and the terms thereof.

     The Second Restated Certificate of Incorporation of the Registrant allows the Board of Directors to adopt, amend or repeal the By-laws, subject to the right of the Registrant's stockholders entitled to vote with respect thereto to adopt, amend or repeal the By-laws. The By-laws provide that they may be altered, amended or repealed by (i) the affirmative vote of at least 66-2/3% of the members of the Board of Directors present at a meeting at which a quorum is present or (ii) the holders of 66-2/3% of the issued and outstanding shares of stock entitled to vote generally at a meeting of stockholders, voting as a single class. This provision would enable holders of more than 33-1/3% of the voting power to prevent an amendment to the By-laws by the stockholders even if it were favored by the holders of a majority of the voting stock.

Delaware Law and Certain Charter Provisions

     Section 203 of the DGCL requires that certain types of business combinations (including mergers, combinations, and sales or other dispositions of significant assets of a corporation) may not be accomplished with an interested stockholder (generally, any person holding 15% or more, directly or indirectly through affiliates or associates, of the issued and outstanding shares of voting stock of a corporation) within three years of the date the person became an interested stockholder unless: (i) prior to such date the Board of Directors of the corporation approved of the business combination or transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (excluding shares of stock owned by persons who are both directors and officers, and by certain employee stock plans); or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and by the affirmative vote of stockholders holding at least 66-2/3% of the issued and outstanding voting stock of the corporation. Section 203 is applicable to the Registrant.

Preferred Stock Purchase Rights

     Under the Registrant's Stockholders Protection Rights Plan (the "Rights Plan"), the Board of Directors has declared and paid a dividend of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Registrant one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Series A Preferred Stock"), at a price of $100.00 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement between the Registrant and The Boatmen's Trust Company, as Rights Agent (the "Rights Agreement"), and the summary of the terms of the Rights set forth herein is qualified in its entirety by reference to the Rights Agreement.

     Currently, no separate Rights certificates represent the Rights. Until the earlier of (i) 10 business days following the first to occur of (a) a public announcement by the Registrant or an Acquiring Person (defined below) that, without the prior written consent of the Registrant, a person or group of affiliated or associated persons, other than the Registrant or subsidiaries or employee benefit or compensation plans of the Registrant (an "Acquiring Person"), has acquired, or obtained the right to acquire, 20% or more of the voting power of all securities of the Registrant then outstanding and generally entitled to vote for the election of directors of the Registrant ("Voting Power"), or (b) the date on which the Registrant first has notice or otherwise determines that a person has become an Acquiring Person (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors prior to the time that any person becomes an Acquiring Person) after the date that a tender offer or exchange offer is first published or sent, without the prior written consent of a majority of the Board of Directors, that will result in any person owning 20% or more of the Voting Power (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced by the Registrant's outstanding Common Stock certificates. Notwithstanding the foregoing, an Acquiring Person shall not include any person or group who inadvertently becomes the beneficial owner of 20% or more of the Voting Power, as long as such person or group promptly enters into an irrevocable commitment to, and promptly does, divest enough shares to get below the 20% threshold.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferable only in connection with the transfer of the Registrant's Common Stock. Until the Distribution Date (or earlier redemption, termination or expiration of the Rights), newly issued Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, termination or expiration of the Rights), the surrender for transfer of any of the Registrant's outstanding Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Registrant's Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 28, 2006, unless such date is extended or unless earlier redeemed or exchanged by the Registrant, as described below.

     The Purchase Price payable, the number and identity of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,
(ii) upon the issuance to holders of Series A Preferred Stock of rights or warrants to subscribe for shares of Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the then current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of Series A Preferred Stock of evidences of indebtedness or cash (excluding regular periodic cash dividends out of earnings or retained earnings of the Registrant), assets (other than a dividend payable in Series A Preferred Stock) or convertible securities, subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a subdivision, combination or consolidation of the Common Stock or a stock dividend on the Common Stock payable in Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock). In lieu of fractional shares, an adjustment in cash will be made based on the market price of the stock on the last trading date prior to the date of exercise.

     In the event that, following the Distribution Date, (i) the Registrant consolidates with or merges with or into any person, (ii) any person consolidates with or merges with or into the Registrant, and the Registrant continues or survives such merger and, in connection with such merger, all or part of the Common Stock is changed into or exchanged for stock or securities of another person or cash or any other property or (iii) the Registrant (or one or more of its subsidiaries) sells or transfers 50% or more of the Registrant's assets or earning power (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise of such Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price (such right being called the "Merger Right").

     In the event that any person shall become an Acquiring Person ("Flip-in Event"), proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares (or fractional shares) of Common Stock (or, in certain cases, equivalent securities) having a market value of two times the Purchase Price (such right being called the "Subscription Right"). However, the Rights will not become exercisable following a Flip-in Event as described above until such time as the Rights are no longer redeemable by the Registrant as described below.

     Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability or the Subscription Right or the Merger Right, and any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Subscription Right or the Merger Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the Voting Power and prior to the acquisition by such person or group of 50% or more of the Voting Power, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of the Registrant's Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the Distribution Date, the Registrant may elect to redeem the Rights in whole, but not in part, at a price of $0.001 per Right as adjusted to reflect any stock split, stock dividend or similar transaction. Upon the effective date of the redemption, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be the right to receive the redemption price. The Registrant shall promptly and publicly disclose any such redemption and provide notice of such redemption to Rights holders within 10 days after the Board action. However, any failure to give, or defect in, such disclosure will not affect the validity of such redemption.

     The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be junior to any other series of Preferred Stock the Registrant may issue (unless otherwise provided in the terms of such stock). Each share of Series A Preferred Stock will have a preferential dividend in an amount equal to the greater of $10.00 per share or 1,000 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) and, after payment of an equivalent amount to holders of the Common Stock, to share ratably and proportionately with the Common Stock in the distribution of any remaining assets. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Series A Preferred Stock in integral multiples of one one-thousandth of a share of Series A Preferred Stock will be issuable; however, the Registrant may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

     Because of the nature of the Series A Preferred Stock's voting, dividend and liquidation features, the value of the one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Board of Directors of the Registrant retains a broad ability to amend or supplement the Rights Agreement without the consent of the holders of the Rights, including amendments to extend the expiration date of the rights and lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the Voting Power then known to the Registrant to be beneficially owned by any person or group of affiliated or associated persons (other than subsidiaries or employee benefit or compensation plans of the Registrant), and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

     Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock or other consideration as set forth above.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Registrant without a condition to such an offer that a substantial number of the Rights be acquired or the Rights be redeemed or otherwise not apply. The Registrant's ability to amend the Rights Agreement may, depending upon the circumstances, increase or decrease the anti-takeover effects of the Rights. The Rights do not prevent the Board of Directors of the Registrant from approving in advance any merger or other business combination since the Rights may be redeemed by the Board of Directors as described above.

ITEM 2.  EXHIBITS

     The following exhibits are filed with each copy of this Registration Statement.

Exhibit
Number                                   Description
-------          ---------------------------------------------------------------
1.               Second Restated Certificate of Incorporation of the Registrant.

2.               By-laws of the Registrant, as amended on April 29, 1997.

3. Form of Specimen Certificate of Common Stock of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 333-1924) filed with the Commission on March 4, 1996 (the "IPO Form S-1")).

4. Rights Agreement dated February 29, 1996 between the Registrant and The Boatmen's Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the IPO Form S-1).

5. Amended and Restated Stockholders' Agreement dated as of June 15, 1995 (incorporated herein by reference to Exhibit 4.3 to the IPO Form S-1).

6. Amended and Restated Registration Rights Agreement dated as of June 15, 1995 (incorporated herein by reference to Exhibit
                 4.4 to the IPO Form S-1).

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  April 29, 1997             BROOKS FIBER PROPERTIES, INC.


                                  By: David L. Solomon
                                     -------------------------------------------
                                  Name: David L. Solomon
                                  Title: Executive Vice President and Chief
                                         Financial Officer

                                INDEX TO EXHIBITS


Exhibit
Number                                    Description
------           ---------------------------------------------------------------
1.               Second Restated Certificate of Incorporation of the Registrant.

2.               By-laws of the Registrant, as amended on April 29, 1997.

3. Form of Specimen Certificate of Common Stock of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 333-1924) filed with the Commission on March 4, 1996 (the "IPO Form S-1").

4. Rights Agreement dated February 29, 1996 between the Registrant and The Boatmen's Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the IPO Form S-1).

5. Amended and Restated Stockholders' Agreement dated as of June 15, 1995 (incorporated herein by reference to Exhibit 4.3 to the IPO Form S-1).

6. Amended and Restated Registration Rights Agreement dated as of June 15, 1995 (incorporated herein by reference to Exhibit 4.4 to the IPO Form S-1).